IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

FATALITY AT ESSAKANE

Toronto, Ontario, February 28, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") deeply regrets to report the death of a contractor's employee due to an equipment fire at its Essakane Mine in Burkina Faso, West Africa.

The incident occurred at the end of the night shift and during the operation of the contractor haul truck on site. Essakane's Emergency Response Team was immediately activated. The appropriate government authorities have been notified.

An investigation into the incident has been initiated by the Company and we are working with our contractor, and the local authorities to determine the cause.

Our thoughts are with the family, friends and co-workers of our colleague, and we are offering support at this difficult time.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx